

DEPARTMENT OF CONSUMER & REGULATORY AFFAIRS

District of Columbia Government

Corporations Division

Articles of Organization for Domestic Limited Liability Company

One or more persons acting as the organizers under the provisions of the Title 29 of D.C. Code (Business Organizations Act) adopt the following Articles of Organization:

First: Company name:
Kazoo LLC

Second: The street address of the initial principal office:
3034 Dent Place NW
Washington, District of Columbia 20007

Third: Registered agent's name and address in the District of Columbia:
Peter J Goodman
3034 Dent Place NW
Washington, District of Columbia 20007

Fourth: The company will have one or more series that is treated as a separate entity which limits the debts, obligations, and other liabilities to the assets of a particular series as provided in the operating agreement as authorized by § 29-802.06: No

Answer 4A & 4B if answered "Yes"

Fourth A: The limited liability company has at least one member: Yes

Fourth B: The date on which a person or persons became the company's initial member or members: 4/1/2019

Fifth: Effective Date: 4/1/2019

Sixth: Miscellaneous Provisions:

Seventh: Organizers Name & Address:

Name	Address
Orrbis LLC	3034 Dent Place NW, Washington, District of Columbia 20007
Nga Thi Howard	3034 Dent Place NW, Washington, District of Columbia 20007

Eighth: Organizers executing this form:

Orrbis LLC

Nga Thi Howard

If you sign this form you agree that anyone who makes a false statement can be punished by criminal penalties of a fine up to $1000, imprisonment up to 180 days, or both, under DCOC § 22-2405;

Amount Paid: $220.00
Date: 4/4/2019 5:54 PM
E-Signed